Exhibit (a)(1)(J)

Citigroup Global Markets Inc.

Amended and Restated

Offer to Purchase for Cash

5,489,914 Shares of Common Stock

(Including the Associated Preferred Share Purchase Rights)

of

Gentiva Health Services, Inc.

at

$16.00 Net Per Share

by

Kindred Healthcare Development 2, Inc.

a wholly owned subsidiary of

Kindred Healthcare, Inc.

July 14, 2014

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Kindred Healthcare Development 2, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Kindred Healthcare, Inc., a Delaware corporation (“Kindred”), to act as Dealer Manager in connection with its offer to purchase 5,489,914 shares of common stock, par value $0.10 per share (the “Common Stock”), of Gentiva Health Services, Inc., a Delaware corporation (“Gentiva”), together with the associated preferred share purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), at a price of $16.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated July 14, 2014 (as may be subsequently amended and supplemented from time to time, the “Offer to Purchase”) and the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Amended Offer”). The Amended Offer amends and restates the Offer to Purchase, dated June 17, 2014 (the “Original Offer to Purchase”) and the related letter of transmittal that accompanied the Original Offer to Purchase (which together, as amended prior to the date hereof, constitute the “Original Offer” and as further amended and restated by the Amended Offer, constitute the “Offer”).

The Offer is no longer subject to the Merger Agreement Condition, the Section 203 Condition or the Rights Condition (each as defined in the Original Offer to Purchase).

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer at least 5,489,914 Shares, (ii) Kindred and Gentiva not having entered into a definitive merger agreement with respect to the acquisition of Gentiva by Kindred, (iii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and (iv) Gentiva not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or Kindred’s ability to acquire the Shares or otherwise diminishing the expected value to Kindred of the acquisition of Gentiva. The Offer is also subject to certain other conditions contained in the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Amended and Restated Offer to Purchase dated July 14, 2014;

2. Amended and Restated Letter of Transmittal, for your use and for the information of your clients;

3. Amended and Restated Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A., the Depositary for the Offer, or if the procedures for book-entry transfer cannot be completed, by the expiration of the Offer;

4. An amended and restated form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5. IRS Form W-9; and

6. Return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUIRED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

THE OFFER, PRORATION AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 28, 2014, UNLESS THE OFFER IS EXTENDED.

The Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse brokers, dealers, banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

The Purchaser is offering to purchase 5,489,914 Shares. If less than 5,489,914 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer, then the Purchaser will not acquire any of the Shares tendered into the Offer. If more than 5,489,914 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer, the Purchaser will accept for payment and pay for 5,489,914 Shares tendered on a pro rata basis, adjusted by rounding down to the nearest whole number of Shares tendered by each stockholder to avoid purchases of fractional Shares.

All Shares previously tendered are being returned to the tendering stockholders. Accordingly, any stockholder desiring to tender all or any portion of such stockholder’s Shares must tender or retender such stockholder’s Shares pursuant to the instructions set forth in “The Offer — Section 3 — Procedure for Tendering Shares” of the Offer to Purchase. In order to accept the Offer a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, should be sent to the Depositary by 5:00 p.m., New York City time, on July 28, 2014.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent or the undersigned, and additional copies of the enclosed materials may be obtained from the Information Agent, at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Citigroup Global Markets Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF KINDRED HEALTHCARE DEVELOPMENT 2, INC., KINDRED HEALTHCARE, INC., THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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